Brookfield

2024

# Brookfield Renewable Corporation

## INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

As at March 31, 2024 and December 31, 2023

and for the Three Months Ended March 31, 2024 and 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	11	$639	$627
Restricted cash	12	29	165
Trade receivables and other current assets	13	834	955
Financial instrument assets	3	129	124
Due from related parties	16	1,086	1,427
Assets held for sale	2	52	—
		2,769	3,298
Financial instrument assets	3	308	301
Equity-accounted investments	10	603	644
Property, plant and equipment, at fair value	6	39,485	44,038
Goodwill		847	854
Deferred income tax assets	5	81	102
Other long-term assets		147	184
Total Assets		$44,240	$49,421
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$653	$807
Financial instrument liabilities	3	355	441
Due to related parties	16	518	456
Non-recourse borrowings	7	1,396	1,891
Provisions		15	19
Liabilities directly associated with assets held for sale	2	2	—
BEPC exchangeable and class B shares	9	4,173	4,721
		7,112	8,335
Financial instrument liabilities	3	522	1,376
Non-recourse borrowings	7	13,095	14,181
Deferred income tax liabilities	5	5,791	5,819
Provisions	16	499	926
Due to related parties	16	676	930
Other long-term liabilities		529	725
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	9,661	11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	260	272
The partnership	9	6,095	5,787
Total Equity		16,016	17,129
Total Liabilities and Equity		$44,240	$49,421

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2024	2023
Revenues	16	$1,125	$1,066
Other income		24	13
Direct operating costs(1)		(484)	(304)
Management service costs	16	(21)	(36)
Interest expense	7	(363)	(306)
Share of earnings (loss) from equity-accounted investments	10	(15)	3
Foreign exchange and financial instruments gain	3	29	115
Depreciation	6	(345)	(306)
Other		26	(39)
Remeasurement of BEPC exchangeable and class B shares	9	548	(1,063)
Income tax (expense) recovery
Current	5	(20)	(38)
Deferred	5	(13)	(25)
		(33)	(63)
Net income (loss)		$491	$(920)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$1	$143
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(1)	2
The partnership	9	491	(1,065)
		$491	$(920)
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2024	2023
Net income (loss)		$491	$(920)
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	(25)	(49)
Deferred income taxes on above item		—	3
Total items that will not be reclassified to net income		(25)	(46)
Other comprehensive income (loss) that may be reclassified to net income:
Foreign currency translation		(171)	246
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	(57)	140
Unrealized loss on foreign exchange swap net investment hedges	3	(6)	(16)
Reclassification adjustments for amounts recognized in net income	3	(27)	(49)
Deferred income taxes on above items		4	(12)
Equity-accounted investments	10	(1)	1
Total items that may be reclassified subsequently to net income		(258)	310
Other comprehensive income (loss)		(283)	264
Comprehensive income (loss)		$208	$(656)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(165)	$294
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(12)	7
The partnership	8	385	(957)
		$208	$(656)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
Net income (loss)	491	—	—	—	491	(1)	1	491
Other comprehensive loss	—	(74)	(10)	(22)	(106)	(11)	(166)	(283)
Capital contributions	—	—	—	—	—	—	82	82
Disposals (Note 16)	(78)	—	—	15	(63)	—	(1,269)	(1,332)
Dividends declared	—	—	—	—	—	—	(76)	(76)
Other	(22)	—	11	(3)	(14)	—	19	5
Change in period	391	(74)	1	(10)	308	(12)	(1,409)	(1,113)
Balance, as at March 31, 2024	$(3,086)	$(1,329)	$10,438	$72	$6,095	$260	$9,661	$16,016

Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Net income (loss)	(1,065)	—	—	—	(1,065)	2	143	(920)
Other comprehensive income (loss)	—	73	(8)	43	108	5	151	264
Capital contributions	—	—	—	—	—	—	52	52
Disposal	34	—	(34)	—	—	—	(388)	(388)
Dividends declared	—	—	—	—	—	—	(144)	(144)
Other	(3)	—	6	1	4	1	18	23
Change in period	(1,034)	73	(36)	44	(953)	8	(168)	(1,113)
Balance, as at March 31, 2023	$(4,220)	$(1,509)	$10,579	$70	$4,920	$279	$10,512	$15,711
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2024	2023
Operating activities
Net income (loss)		$491	$(920)
Adjustments for the following non-cash items:
Depreciation	6	345	306
Unrealized financial instruments gain	3	(28)	(108)
Share of (earnings) loss from equity-accounted investments	10	15	(2)
Deferred income tax expense	5	13	25
Other non-cash items		16	24
Remeasurement of BEPC exchangeable shares and class B shares	9	(548)	1,063
Dividends received from equity-accounted investments	10	—	1
		304	389
Changes in due to or from related parties		32	24
Net change in working capital balances		(79)	179
		257	592
Financing activities
Proceeds from non-recourse borrowings		763	350
Repayment of non-recourse borrowings	7	(747)	(345)
Capital contributions from non-controlling interests	8	82	52
Distributions paid:
To participating non-controlling interests	8	(76)	(133)
Related party borrowings, net	16	115	(286)
		137	(362)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	(81)
Investment in property, plant and equipment	6	(277)	(162)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	16	(113)	3
Restricted cash and other		19	13
		(371)	(227)
Foreign exchange gain (loss) on cash		(9)	12
Cash and cash equivalents
Increase		14	15
Net change in cash classified within assets held for sale		(2)	—
Balance, beginning of period		627	642
Balance, end of period		$639	$657
Supplemental cash flow information:
Interest paid		$334	$278
Interest received		$24	$14
Income taxes paid		$30	$23
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Corporation, “Brookfield”) is our company’s ultimate parent. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2023 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on May 3, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
The company operates in countries which have enacted new legislation to implement the global minimum top-up tax. The company has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three months ended March 31, 2024. The Canadian legislation is not yet substantively enacted and if enacted in its current form, will be effective from January 1, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company has assessed the impact of these amendments and have noted no impact on the presentation of the financial statements for the three months ended March 31, 2024.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on the company.
2. ASSETS HELD FOR SALE
As at March 31, 2024, assets held for sale include a 85 MW portfolio of biomass facilities in Brazil.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2024
Assets
Cash and cash equivalents	$2
Trade receivables and other current assets	3
Property, plant and equipment	47
Assets held for sale	$52
Liabilities
Current liabilities	$2
Liabilities directly associated with assets held for sale	$2
3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2024				December 31, 2023
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$639	$—	$—	$639	$627
Restricted cash(1)	91	—	—	91	202
Financial instrument assets(1)
IFRS 9 PPAs	—	—	7	7	9
Energy derivative contracts	—	109	—	109	86
Interest rate swaps	—	148	—	148	159
Investments in equity securities	—	—	173	173	171
Property, plant and equipment	—	—	39,485	39,485	44,038
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(37)	(130)	(167)	(500)
Energy derivative contracts	—	(103)	—	(103)	(74)
Interest rate swaps	—	(13)	—	(13)	(24)
Foreign exchange swaps	—	(337)	—	(337)	(284)
Tax equity	—	—	(257)	(257)	(935)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(4,173)	—	—	(4,173)	(4,721)
Non-recourse borrowing(1)	(1,760)	(12,637)	—	(14,397)	(16,243)
Total	$(5,203)	$(12,870)	$39,278	$21,205	$22,511
(1)Includes both the current amount and long-term amounts.
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 9 –BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the three months ended March 31, 2024.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2024			December 31, 2023
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$7	$167	$(160)	$(491)
Energy derivative contracts	109	103	6	12
Interest rate swaps	148	13	135	135
Foreign exchange swaps	—	337	(337)	(284)
Investments in equity securities	173	—	173	171
Tax equity	—	257	(257)	(935)
Total	437	877	(440)	(1,392)
Less: current portion	129	355	(226)	(317)
Long-term portion	$308	$522	$(214)	$(1,075)
(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt and equity securities
The company’s investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income for the three months ended March 31:

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

	Three months ended March 31
(MILLIONS)	2024	2023
IFRS 9 PPAs	$6	$31
Energy derivative contracts	16	70
Interest rate swaps	12	(2)
Foreign exchange swaps	(6)	(3)
Tax equity	5	6
Investments in equity securities	2	5
Foreign exchange gain (loss)	(6)	8
	$29	$115
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2024	2023
IFRS 9 PPAs	$(71)	$14
Energy derivative contracts	6	168
Interest rate swaps	11	(38)
Foreign exchange swaps	(3)	(4)
	(57)	140
Foreign exchange swaps - net investment	(6)	(16)
	$(63)	$124
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2024	2023
Energy derivative contracts	$(24)	$(49)
Interest rate swaps	(3)	—
	$(27)	$(49)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and material accounting policy information.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2024:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$343	$70	$63	$34	$—	$510	$(22)	$637	$1,125
Other income (loss)	4	4	11	1	—	20	—	4	24
Direct operating costs	(124)	(27)	(21)	(14)	(2)	(188)	9	(305)	(484)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	13	—	13
	223	47	53	21	(2)	342	—	336
Management service costs	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense(1)	(74)	(13)	(18)	(5)	14	(96)	1	(203)	(298)
Current income taxes	(6)	—	—	—	—	(6)	—	(14)	(20)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(1)	—	(1)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(119)	(119)
Funds From Operations	143	34	35	16	(9)	219	—	—
Depreciation									(345)
Foreign exchange and financial instrument gain									29
Deferred income tax expense (recovery)									(13)
Other									26
Dividends on BEPC exchangeable shares(1)									(65)
Remeasurement of BEPC exchangeable and BEPC class B shares									548
Share of earnings from equity-accounted investments									(27)
Net income attributable to non-controlling interests									119
Net income attributable to the partnership									$491
(1)Share of loss from equity-accounted investments of $15 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $0 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $363 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$349	$42	$40	$38	$—	$469	$(15)	$612	$1,066
Other income	5	1	6	3	—	15	(3)	1	13
Direct operating costs	(111)	(10)	(12)	(13)	—	(146)	6	(164)	(304)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	12	—	12
	243	33	34	28	—	338	—	449
Management service costs	—	—	—	—	(36)	(36)	—	—	(36)
Interest expense(1)	(63)	(8)	(13)	(6)	—	(90)	2	(160)	(248)
Current income taxes	(9)	—	(1)	—	—	(10)	—	(28)	(38)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(261)	(261)
Funds From Operations	171	25	20	22	(36)	202	—	—
Depreciation									(306)
Foreign exchange and financial instrument gain (loss)									110
Deferred income tax recovery (expense)									(25)
Other									(34)
Dividends on BEPC exchangeable shares(1)									(58)
Remeasurement of BEPC exchangeable and BEPC class B shares									(1,063)
Share of earnings from equity-accounted investments									(7)
Net income attributable to non-controlling interests									116
Net income attributable to the partnership									$(1,065)
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $145 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $306 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at March 31, 2024
Cash and cash equivalents	$144	$54	$69	$15	$—	$282	$(8)	$365	$639
Property, plant and equipment, at fair value	13,868	2,201	1,749	1,267	—	19,085	(748)	21,148	39,485
Total assets	15,546	2,363	1,949	1,351	393	21,602	(219)	22,857	44,240
Total liabilities	7,562	1,413	1,725	578	4,221	15,499	(219)	12,944	28,224

As at December 31, 2023
Cash and cash equivalents	$89	$89	$68	$12	$—	$258	$(5)	$374	$627
Property, plant and equipment, at fair value	13,914	2,713	2,422	1,312	—	20,361	(752)	24,429	44,038
Total assets	15,899	2,986	2,604	1,370	392	23,251	(222)	26,392	49,421
Total liabilities	7,748	2,206	2,154	589	4,766	17,463	(222)	15,051	32,292

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

Additional Segment Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2024	2023
Hydroelectric	$671	$695
Wind	219	171
Utility-scale solar	183	147
Distributed energy & sustainable solutions	52	53
Total	$1,125	$1,066
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2024	December 31, 2023
North America	$21,938	$26,082
Colombia	10,499	10,585
Brazil	4,651	4,888
Europe	3,000	3,127
	$40,088	$44,682
5. INCOME TAXES
The company's effective income tax rate was 6.3% for the three months ended March 31, 2024 (2023: 7.4%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2023	$26,591	$7,172	$8,302	$197	$42,262
Additions, net	2	(17)	8	(11)	(18)
Transfer from construction work-in-progress	1	130	73	—	204
Transfer to assets held for sale	—	—	—	(44)	(44)
Disposals	—	(1,933)	(1,596)	—	(3,529)
Items recognized through OCI:
Change in fair value	—	—	—	(25)	(25)
Foreign exchange	(111)	(48)	(102)	(5)	(266)
Items recognized through net income:
Depreciation	(129)	(106)	(105)	(5)	(345)
As at March 31, 2024	$26,354	$5,198	$6,580	$107	$38,239
Construction work-in-progress
As at As at December 31, 2023	$221	$803	$741	$11	$1,776
Additions, net	18	59	110	38	225
Transfer to property, plant and equipment	(1)	(130)	(73)	—	(204)
Transfer to assets held for sale	—	—	—	(3)	(3)
Disposals	—	(148)	(390)	—	(538)
Items recognized through OCI:
Foreign exchange	(2)	(9)	2	(1)	(10)
As at March 31, 2024	$236	$575	$390	$45	$1,246
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)	$26,812	$7,975	$9,043	$208	$44,038
As at March 31, 2024(2)(3)	$26,590	$5,773	$6,970	$152	$39,485
(1)Includes cogeneration and biomass.
(2)Includes right-of-use assets not subject to revaluation of $39 million (2023: $43 million) in our hydroelectric segment, $138 million (2023: $143 million) in our wind segment, $141 million (2023: $277 million) in our solar segment , and nil (2023: nil ) in other.
(3)Includes land not subject to revaluation of $217 million (2023: $217 million) in our hydroelectric segment, $13 million (2023: $13 million) in our wind segment, $45 million (2023: $58 million) in our solar segment , and $1 million (2023: $1 million) in other.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective July 1, 2023, SOFR replaced US$ LIBOR. The Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at March 31, 2024, the company’s floating rate borrowings have not been materially impacted by SOFR reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	8.6	6	$7,355	$7,400	8.9	7	$7,413	$7,451
Wind	6.2	7	2,544	2,467	6.2	7	3,260	3,249
Utility-scale solar	6.0	12	3,876	3,792	6.0	12	4,808	4,820
Distributed energy & sustainable solutions	5.5	10	778	738	5.3	10	736	723
Total	7.3	8	$14,553	$14,397	7.3	9	$16,217	$16,243
Add: Unamortized premiums(3)			11				(77)
Less: Unamortized financing fees(3)			(73)				(68)
Less: Current portion			(1,396)				(1,891)
			$13,095				$14,181
(1)Includes $1 million (2023: $149 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $14 million (2023: $14 million) outstanding to an associate of Brookfield. Refer to Note 16 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the financing and refinancing completed for the period ended March 31, 2024:

Period Closed	Region	Technology	Average Interest rate		Maturity	Carrying Value
Q1 2024	Brazil	Solar	CDI	Financing	2025	BRL $340 million ($68 million)
Q1 2024	United States	Wind	SOFR	Refinancing	2029	$25 million
Q1 2024	United States	Hydro	SOFR	Refinancing	2026	$100 million
Q1 2024	Colombia	Hydro	IBR	Financing	2034	COP $60 billion ($15 million)
Q1 2024	Colombia	Hydro	IBR	Financing	2034	COP $90 billion ($23 million)
(1) Benchmarked financings bear a variable interest at the applicable rate plus a margin.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2024	December 31, 2023
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,661	$11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	260	272
	$9,921	$11,342

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Isagen Institutional partners	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at As at December 31, 2023	$75	$2,462	$2,658	$1,007	$917	$2,704	$17	$122	$188	$920	$11,070
Net income (loss)	—	4	3	(12)	(2)	22	—	4	(2)	(16)	1
Other comprehensive income (loss)	—	(28)	(16)	(31)	(40)	(16)	—	—	(3)	(32)	(166)
Capital contributions	—	—	—	8	54	—	—	—	—	20	82
Disposal	—	—	—	—	(940)	—	—	—	—	(329)	(1,269)
Dividends declared	(1)	(13)	(21)	—	—	(32)	—	—	—	(9)	(76)
Other	—	1	4	1	11	1	—	—	3	(2)	19
As at March 31, 2024	$74	$2,426	$2,628	$973	$—	$2,679	$17	$126	$186	$552	$9,661
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%		53%	0.3%	25%	19%	0.3% - 80%

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. As at March 31, 2024, the BEPC exchangeable shares and class B shares were remeasured to $23.23 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss).
During the three months ended March 31, 2024, our shareholders exchanged 2,683 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2023: 1,742 shares resulting in a decrease of less than $1 million). During the three months ended March 31, 2024, the company declared dividends of $65 million (2023: $58 million) on its BEPC exchangeable shares outstanding. Dividends on BEPC exchangeable shares are presented as interest expense in the interim consolidated statements of income (loss).
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2023	179,651,526	165	$4,721
Share exchanges	(2,683)	—	—
Remeasurement of liability	—	—	(548)
Balance, as at March 31, 2024	179,648,843	165	$4,173
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 194,460,874 BEPC class C shares issued and outstanding as at March 31, 2024 (2023: 194,460,874).
As at March 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 44,813,835 BEPC exchangeable shares on a combined basis and the remaining is held by public investors.
In December 2023, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.9 million BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2024.

10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the three months ended March 31, 2024:

(MILLIONS)	March 31, 2024
Opening balance	$644
Disposal	(24)
Share of net loss	(15)
Share of other comprehensive loss	(1)
Foreign exchange translation and other	(1)
Ending balance	$603

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2024	December 31, 2023
Cash	$311	$393
Cash subject to restriction	255	186
Short-term deposit	73	48
	$639	$627
12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2024	December 31, 2023
Operations	$38	$163
Credit obligations	53	39
Total	91	202
Less: non-current	(62)	(37)
Current	$29	$165
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2024	December 31, 2023
Trade receivables	$502	$503
Collateral deposits(1)	156	169
Prepaids and other	66	76
Income tax receivables	20	57
Inventory	27	65
Other short-term receivables	63	85
	$834	$955
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2024	December 31, 2023
Operating accrued liabilities	$254	$365
Accounts payable	132	184
Interest payable on non-recourse borrowings	167	152
Income tax payable	21	35
Current portion of lease liabilities	28	31
BEPC exchangeable shares distributions payable(1)	16	16
Other	35	24
	$653	$807
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at March 31, 2024, the company had $525 million (2023: $865 million) of capital expenditure commitments of which $435 million is payable in 2024, $31 million is payable in 2025, $55 million is payable in 2026 to 2028, and $4 million thereafter.
The company, together with its institutional partners, agreed to invest an additional $46 million ($10 million net to the company) into CRC in the second quarter of 2024. There will be no change to the company’s economic interest as a result of the transaction.
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

Letters of credit issued by the company’s subsidiaries as at March 31, 2024 were $1,142 million (December 31, 2023: $1,135 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at March 31, 2024 (December 31, 2023: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2024 totaled nil (2023: nil).
On March 26, 2024, as part of normal course organizational structuring initiatives of our group, the company transferred 100% of its interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable, for a nominal amount of consideration, to achieve the optimal holding structure for tax purposes. As a result of the disposition, the company derecognized $4.5 billion of total assets, $3.2 billion of total liabilities and $1.3 billion of non-controlling interest from the consolidated statements of financial position. This resulted in a loss on disposition of $63 million recognized within contributed surplus in the consolidated statements of changes in equity.
Brookfield Reinsurance
From time to time Brookfield Reinsurance and its related entities may participate in capital raises undertaken by the company. These financings are typically provided at the market rates and as at March 31, 2024, $14 million of non-recourse borrowings (2023: $14 million) were due to Brookfield Reinsurance. As at March 31, 2024, the company had $186 million (2023: $184 million) of borrowings from Brookfield Reinsurance classified as due to related party.
Subsidiaries of Brookfield Reinsurance may from time to time decide to participate in the company’s equity offerings.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2024	2023
Revenues
Power purchase and revenue agreements	$37	$65

Direct operating costs
Energy purchases	$(8)	$(7)
Energy marketing fee & other services	(1)	(3)
	$(9)	$(10)

Interest expense
Borrowings	$(17)	$(4)

Other
Interest income	$9	$2
Dividend income	2	1
Other related party services	(1)	(1)
Financial instrument gain	2	5

Management service agreement	$(21)	$(36)

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2024	December 31, 2023
Current assets
Due from related parties
Amounts due from	Brookfield	$38	$39
	The partnership	1,035	1,366
	Equity-accounted investments and other	13	22
		$1,086	$1,427

Non-current assets
Financial instrument asset	Brookfield	$172	$170

Due from related parties
Amounts due from	The partnership	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$36	$26
	The partnership	289	238
	Equity-accounted investments and other	7	8
	Brookfield Reinsurance and associates	186	184
		$518	$456

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$75	$79
	The partnership	600	850
	Equity-accounted investments and other	1	1
		$676	$930

Non-recourse borrowings	Brookfield Reinsurance and associates	$14	$14

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	March 31, 2024

GENERAL INFORMATION
Corporate Office
250 Vesey Street
15th Floor
New York, NY, 10281
United States
Tel:  (212) 417-7000
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Dr. Sarah Deasley
Nancy Dorn
David Mann
Lou Maroun
Randy MacEwen
Patricia Zuccotti
Stephen Westwell

Exchange Listing
NYSE: BEPC (exchangeable shares)
TSX:    BEPC (exchangeable shares)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com/bepc

**NYSE**: BEPC
**TSX**: BEPC.UN